June 4, 2015

Pamela Howell/John Reynolds

Securities and Exchange Commission

Washington, D.C. 20549

Re:	T-Bamm Amendment No. 1 to Registration Statement on Form S-1 Filed April 30, 2015 File No. 333-203754

Dear Ms. Pamela Howell;

In response to your letter dated May 26, 2015 the following information, corresponding sequentially to the paragraphs in your letter, is hereby submitted on behalf of T-Bamm (the “Company”). Amendment No. 1 to Registration Statement on Form S-1 is being filed concurrently with this letter.

The Company has made certain changes in the Form S-1 filing in response to the Staff’s comments.  For your convenience, we have reproduced below the comments contained in the Staff’s May 26, 2015 letter in italicized text immediately before our response.

General

1.

Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Response:

•	Written communications, as defined in Rule 405 under Securities Act will be the Prospectus only. There will be no other form of written communications.
•	We are not aware of any research reports about us.
•	No broker or broker dealers are participating in our offering. Please refer to Plan of Distribution.

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Prospectus Cover Page, page 5

2.

Please revise to limit your cover page to on page, including only the information set forth in Item 501(b) of Regulation S-K.  Currently, we note your cover page is three pages long.  See also items 501(b)(5), 502(a) and 502(b) of Regulation S-K regarding your cross reference to Risk Factors and placement of the cover page after the table of contents and dealer prospectus delivery obligation.

Response:

We have revised our cover page to one page as set for in Item 501(b) of Regulation S-K and have amended placement of table of contents and dealer prospectus delivery obligation.

3.	Please revise to disclose the total amount of net proceeds as required by Item 501(b)(3) of Regulation S-K.

Response:

We have revised our disclosure with total amount of net proceeds as required by Item 501(b)(3) of Regulation S-K

4.	Revise to describe the effect on investors of the absence of an escrow account as required by Item 501(b)(8)(iii) of Regulation S-K.

Response:

We have revised our disclosure to include the absence of an escrow account. There is also a disclosure regarding the escrow account in Risk Factors.

The Offering, page 8

5.

Please revise the net proceeds on this page to clearly reflect that this assumes the maximum is raised, and there is no minimum in this offering and there is no guarantee that you will raise any proceeds in this offering.  Revise similar references to net proceeds or the amount of common stock to be outstanding after this offering.

Response:

We have revised our disclosure within the offering section to correctly state the maximum to be raised, and that there is no minimum in this offering. We have also revised our disclosure in regards to net proceeds and common shares to be outstanding after this offering.

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Risk Factors, page 9

We have no cash flow from operation…..page 12

6.

Please clarify this risk factor.  For instance, you state that you need funds from this offering to begin to operate your business “only until Phase I of Operation” but appear to further state that Phase I requires minimum funding of $86,000 “for Phases I and II.” Please revise to clarify and reconcile with your disclosure on page 37.

Response:

We have revised our disclosure within the offering to reconcile with the disclosure on page 37 of this offering.

Use of Proceeds, page 17

7.

We note the disclosure on page 12 in the risk factors section that “if less than all of the shares are sold, management will be required to adjust its plans and allocate proceeds in a manner which it believes, in our sole discretion, will be in our best interests.” Please reconcile this statement with the disclosure in this section, which clearly sets for the allocation of proceeds at various levels of proceeds.  Discuss in this section any ability to adjust the use of proceeds.  See Instruction 7 to Item 504 of Regulation S-K.

Response:

We have revised our disclosure to clearly set forth the allocation of proceeds at various levels of proceeds.

8.

Please revise to disclose all material terms of the verbal agreement you have with Harald Stobbe to loan the company funds “to complete the registration process.”  For instance, please address whether potential loans are limited to the registration process. In this regard, we note your similar disclosure, with no such limitation, on page 36. For guidance, see Question 146.04 of the Regulation S-K Compliance and Disclosure Interpretations at http://www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm.

Response:

We have revised our disclosure in the offering to clarify the term, expenses and amount Mr. Stobbe has indicated he is willing to loan the Company.  In addition we have expanded our disclosure on page 36.

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9.

Please discuss the use of proceeds is you sell less than 25% of the shares being registered.  In addition, please revise to discuss the general components of each operational expense you list, as applicable.  For example only, is it under this heading, what travel costs encompass or what SEO stands for.

Response:

We have revised our disclosure to discuss use of proceeds and where additional funds will be obtained in the event we sell less than 25% of the share being registered. In addition, we have revised our disclosure to clarify what each expense encompasses.

10.

Please tell us why the anticipated net offering proceeds of all offered shares is presented as $92,106 on page 19 and $89,988 on page 8.  The difference appears to be the $2,118, the historical balance of total stockholders’ equity.  Please revise as necessary.

Response:

We have revised our disclosure within the offering to reflect the correct net offering proceeds of $89,988.

11.	Please revise each of the sales scenarios in this table for the following, as applicable:

a.	Include the net tangible book value per share both before and after this offering. See Item 506(a) of Regulation S-K.

b.

Revise the line item labeled increase in net tangible book value per share after offering to describe the amount as being the increase in net tangible book value per share attributable to the cash payments made by purchasers of shares being offered for new investors. See Item 506(b) of Regulation S-K.

c.	And revise the line item labeled dilution per share to disclose this represents the dilution per share to investors. See Item 506(c) of Regulations S-K.

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Response:

•	We have revised our disclosure in the offering to include the net tangible book value per share both before and after this offering.

•

We have revised our disclosure in the offering labeled increase in net tangible book value per share to describe the amount being the increase in net tangible book value per share attributable to the cash payments made by the purchasers of shares being offered for new investors.

•	We have revised our disclosure in the offering with the line item dilution per share to disclose this represents the dilution per share to investors.

12.

We refer you to the 75% scenario of shares being sold in this offering.  Please tell us how you calculated the increase in net tangible book value per share after the offering or attributable to a new investors to be $0.0102 per share.  Alternative please revise this and the similar amounts presented in 50% and 25% sales scenarios.

Response:

We calculated the increase in net tangible book value on the 75% scenario by adding the Post-offering net tangible book value per share and the Pre-offering net tangible book value per share. We have revised our disclosure to the 50% and 25% sale scenarios.

Description of Business, page 23

13.

We note the references to websites in this section.  Please remove the website URLs from the filing or file the information on the website as an attachment to the prospectus as part of the registration statement.  Refer to footnote 41 in Securities Act Release No. 33-7856

Response:

We have revised our disclosure within the offering and have removed the website URLs from the filing.

Report of Independent Registered Public Accounting Firm, page 28

14.

Please revise the first and third paragraphs of the audit report to clarify that the period for the statements of operations, stockholder’s equity and cash flows is the period from February 19, 2015 (inception) to February 28, 2015.

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Response:

We/the auditor have revised our disclosure within the offering in the Report of Independent Registered Public Accounting Firm to add the period February 19, 2015 (inception) to February 28, 2015.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 36

Plan of Operations, page 36

15.

We note your total estimated expenditures for the next twelve months will be $100,000.  Please revise to address how long you can stay in business with your current resources, assuming you raise minimal funds from this offering.

Response:

We have revised our disclosure to clarify how the Company would stay in business with current resources, assuming minimal funds are raised in this offering.

Signatures

16.	With your next amendment, please include the signature of your principal financial officer is addition to you principal executive and accounting officers. See Instruction 1 to Signatures of Form S-1.

Response:

We have revised our disclosure within the offering to include the principal financial officer within the signature page.

17.	Please include Mr. Stobbe’s signature in his officer and director capacities. In regard, we note the registration statement is signed by Mr. Stobbe on behalf of the Company.

Response:

We have revised our disclosure within the offering to include Mr. Stobbe’s signature in his officer and directors capacities.

We trust our responses meet with your approval.

Sincerely,

/s/ Harald Stobbe,

President

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